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                             July 28, 2022

       James Sullivan
       Chief Financial Officer
       Peraso Inc.
       2309 Bering Drive
       San Jose, CA 95131

                                                        Re: Peraso Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 000-32929

       Dear Mr. Sullivan:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2021

       General

   1. The comments in this letter reference disclosures and accounting observed in your annual report although also
apply to any corresponding matters in your subsequent interim report. Please submit
the revisions that you propose to address the concerns outlined in these comments in
amendments to the annual and subsequent interim reports.
       Market for Registrants Common Equity, Related Stockholder Matters and Issuer Purchases of
       Equity Securities, page 26

   2. Please revise your filing to include the information prescribed by Item 701 of Regulation
                                                        S-K as to the preferred
securities issued in connection with your reverse merger.
 James Sullivan
FirstName
Peraso Inc.LastNameJames Sullivan
Comapany
July       NamePeraso Inc.
     28, 2022
July 28,
Page  2 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 27

3. We note that your disclosures on pages 20 and 28 mention the possibility that operations of your key suppliers and manufacturing partners may be adversely affected as a result of the pandemic and of shortages in the global semiconductor business. Please clarify whether these concerns materially effect your outlook or business goals, and disclose the extent to which your results of operations and capital resources have been impacted.

         Please also discuss any efforts that you have undertaken to mitigate these concerns and any uncertainties arising from those efforts or which otherwise prevail over your ability to maintain or ensure product quality, reliability of product development and order fulfillment processes, or to obtain regulatory approvals.
Results of Operations, page 31

4. Please expand your disclosure to address any known trends, events or uncertainties that have had, or that are reasonably likely to have, a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations, as may be attributable to the supply chain and inflation risks that you mention on pages 19 and 20, including risks arising from your dependence on contract manufacturers, independent foundries, and testing and assembly vendors.

         Please clarify the extent to which your revenues and cost of revenues have been or are expected to be impacted by supply chain disruption and inflation, and discuss any plans that you have to respond to or counter any adverse circumstances.
5. We note your disclosure indicating the increase in revenues is attributable to an increase in product shipments and that you have a similar explanation in your subsequent interim report though also associate the change to differences in the availability of your memory
         IC and mmWave module products, comparing one period to the other.

         Please expand your discussion and analysis to address changes in revenues with reference to both quantities and prices of the various products sold to comply with Item 303(b)(2) of
         Regulation S-K. Please quantify and discuss the reasons for material changes in the volumes of product sales and changes in product pricing.
Controls and Procedures, page 35

6. We note that you evaluated the effectiveness of disclosure controls and procedures and internal control over financial reporting, and concluded that these were both effective; and
         that you reached a similar conclusion about disclosure controls and procedures in your subsequent interim report. Given the nature of concerns raised in the other comments in this letter, please revisit these assessments when formulating your response.
 James Sullivan
FirstName
Peraso Inc.LastNameJames Sullivan
Comapany
July       NamePeraso Inc.
     28, 2022
July 28,
Page  3 2022 Page 3
FirstName LastName
Financial Statements
Consolidated Statements of Operations, page 63

7. We note your disclosure on page 25 of your subsequent interim report indicating that you are reporting some amortization of your intangible assets as research and development expense in the Statements of Operations. We also see that you have disclosures on pages
         9, 29 and 70 of the annual report indicating that your intangible assets include patents, developed technology, and customer relationships.

         Please expand your accounting policy disclosures regarding Cost of Net Revenues and
         Research and Development on pages 72 and 73 to describe the nature of the intangible assets that are subject to amortization and to clarify how you differentiate between intangible assets that are associated with customers or products sold, from those that are not, in determining an appropriate classification for amortization.

         Tell us the extent to which amortization of your intangible assets has been reported in each of these line items for each period covered by your annual and subsequent interim reports, and if amortization relating to customer lists or products sold has not been reported as a component of Cost of Net Revenues, explain your rationale and provide us with your view on materiality along with any supporting analyses that you prepared.

         We generally believe that measures of gross profit should reflect all costs that are attributable to the generation of revenues to comply with GAAP.
Note 2 - Business Combination
Arrangement, page 74

8. Please expand your disclosures to more clearly identify and describe the businesses of both the accounting acquirer and the accounting acquiree, and to describe the primary reasons for the business combination to comply with FASB ASC
805-10-50.

         Please also describe the inputs utilized in valuing the equity consideration to include any quoted market prices and dates of reference.
Securities Conversion, page 75

9. We understand that shareholders of Peraso Technologies Inc., prior to the reverse merger on December 17, 2021, arranged to receive 9,295,097 shares of a subsidiary of MoSys,
         Inc., named 2864555 Ontario Inc. (a/k/a/ Canco), and 3,558,151 common shares of MoSys, Inc. (subsequently renamed Peraso, Inc.), and that some of these shares would be placed in escrow generally for at least one year and possibly for up to three years.

         You indicate that shares of Canco may be exchanged for shares of MoSys, Inc. and that shares of Series A Special Voting Preferred Stock would be issued to the former shareholders of Peraso Technologies Inc. who have opted to receive the Canco shares in
 James Sullivan
Peraso Inc.
July 28, 2022
Page 4
         order to convey voting and dividend rights equivalent to those that would be held if the recipients elected to exchange their Canco shares for your common shares.

         However, you do not report any outstanding preferred shares in your Balance Sheet on page 62, or in your Statements of Stockholders' Equity on page 64; and your disclosure on page 75 indicates that you are reporting the shares of Canco as if they were shares of your common stock, reasoning that they are similar in substance, possibly when coupled with the rights conveyed via the Series A preferred shares.

         Based on these observations, unless you are able to identify authoritative support for your accounting presentation, it appears that you will need to revise your financial statements and related disclosures to reflect the actual number of common and preferred shares that were issued by the parent company in conjunction with the reverse merger, including the recasting of equity activity pursuant to FASB ASC 805-40-45-2(d). Your revisions should also serve to address the following points.

                Clarify the manner by which the exchange rights of the Canco shares are coupled with the voting and dividend rights of the Series A preferred shares.

                Explain how conversion or exchange of the Canco shares would be correlated with any cancellation or relinquishment of Series A preferred shares.

                Reveal the nature and extent of any assets and operations of Canco, along with the percentage of the minority ownership of Canco.
Measuring the Consideration Transferred, page 77

10. Please expand your disclosure concerning the acquired intangible assets to provide the information prescribed by FASB ASC 350-30-50-1 and 50-2.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller,
Branch Chief at (202) 551-3686 with any questions.



FirstName LastNameJames Sullivan                               Sincerely,
Comapany NamePeraso Inc.
                                                               Division of
Corporation Finance
July 28, 2022 Page 4                                           Office of Energy
& Transportation
FirstName LastName